UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409321106

(CUSIP Number)

John Caughey

CapGen Capital Group VI LP

280 Park Avenue

40th Floor West, Suite 401

New York, New York 10017

(212) 542-6868

Copy to:

Alison S. Ressler, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 409321106

1.	Names of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,563,002
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 163,563,002
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,563,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares is based on 834,680,994 shares of common stock, par value $0.01 per share (the “Common Stock”) outstanding as of December 28, 2010 (after giving effect to the issuance of shares of Common Stock under the Rights Offering Backstop (as defined herein)), as disclosed by the Issuer (as defined herein) to CapGen Capital Group VI LP (“CapGen LP”) on December 24, 2010, and assumes the exercise of the Warrants (as defined herein) by CapGen LP for 12,520,215 shares of Common Stock.

CUSIP No. 409321106

1.	Names of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,563,002
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 163,563,002
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,563,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares is based on 834,680,994 shares of Common Stock outstanding as of December 28, 2010 (after giving effect to the issuance of shares of Common Stock under the Rights Offering Backstop), as disclosed by the Issuer to CapGen LP on December 24, 2010, and assumes the exercise of the Warrants by CapGen LP for 12,520,215 shares of Common Stock.

CUSIP No. 409321106

1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 163,563,002
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 163,563,002
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,563,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation of the percentage of outstanding shares is based on 834,680,994 shares of Common Stock outstanding as of December 28, 2010 (after giving effect to the issuance of shares of Common Stock under the Rights Offering Backstop), as disclosed by the Issuer to CapGen LP on December 24, 2010, and assumes the exercise of the Warrants by CapGen LP for 12,520,215 shares of Common Stock.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) to amend the Schedule 13D filed on October 12, 2010 (the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate funds used in connection with the purchase of 151,042,787 shares (the “Shares”) of Common Stock and warrants (the “Warrants”) to acquire up to 12,520,215 shares of Common Stock were $60,417,115 (the “Purchase Price”). The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by replacing the third paragraph thereof :in its entirety with the following:

On September 30, 2010, pursuant to the terms of the Investment Agreement, the Letter Agreement and the Assignment and Assumption Agreement, CapGen LP purchased from the Issuer 114,223,775 Shares and warrants to acquire up to 11,770,278 shares of Common Stock (the “Original Investment”) for investment purposes. On December 28, 20010, CapGen LP purchased an additional 36,819,012 Shares pursuant to the Rights Offering Backstop described below under Item 6 (collectively, with the Original Investment, the “Investment”) for investment purposes. In addition, pursuant to the terms of the warrants issued on September 30, 2010, immediately after the closing of the Rights Offering Backstop, the number of shares of Common Stock exercisable pursuant to such warrants automatically increased from 11,770,278 shares to 12,520,215 shares in the aggregate. The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. On September 15, 2010, CapGen LP received approval from the Board of Governors of the Federal Reserve System (the “Fed”) to acquire up to 30% of the Common Stock prior to December 15, 2010, which deadline was extended by the Fed to March 15, 2011. To the extent CapGen LP has not increased its ownership to up to 30% of the Common Stock by March 15, 2011, CapGen LP intends to seek one or more additional three-month extensions of such approval from the Fed. If such extension or extensions are not granted, then CapGen LP would need further approvals from the Fed to acquire additional shares of Common Stock after the later of (i) March 15, 2011 and (ii) the expiration of any extension granted by the Fed. In addition, CapGen LP would need further approvals from the Fed to increase its ownership of Common Stock in excess of 30% of the class.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group VI LP	163,563,002	19.3%	163,563,002	0	163,563,002	0
CapGen Capital Group VI LLC	163,563,002	19.3%	163,563,002	0	163,563,002	0
Eugene A. Ludwig	163,563,002	19.3%	0	163,563,002	0	163,563,002

*	The calculation of the percentage of outstanding shares is based on 834,680,994 shares of Common Stock outstanding as of December 28, 2010 (after giving effect to the issuance of shares of Common Stock under the Rights Offering Backstop), as disclosed by the Issuer to CapGen LP on December 24, 2010, and assumes the exercise of the Warrants by CapGen LP for 12,520,215 of Common Stock.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended by amending and restating the first paragraph under “Warrants” as follows:

As part of the Investment and pursuant to the Letter Agreement, on September 30, 2010, the Issuer issued to CapGen LP (i) a warrant (the “1.0% Warrant”) to purchase up to 7,846,852 shares of Common Stock at an exercise or strike price of $0.40 per share and (ii) a warrant (the “0.5% Warrant”) to purchase up to 3,923,426 shares of Common Stock at an exercise or strike price of $0.40 per share. Pursuant to the terms of the 1.0% Warrant and the 0.5% Warrant, on December 28, 2010, immediately after the closing of the Rights Offering Backstop, the number of shares of Common Stock exercisable pursuant to the 1.0% Warrant and the 0.5% Warrant automatically increased to 8,346,810 shares and 4,173,405 shares, respectively.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated December 30, 2010, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2010

CAPGEN CAPITAL GROUP VI LP

	By:	CAPGEN CAPITAL GROUP VI LLC,
its general partner

By:		/S/ EUGENE A. LUDWIG
Name:		Eugene A. Ludwig
Title:		Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:		/S/ EUGENE A. LUDWIG
Name:		Eugene A. Ludwig
Title:		Managing Member

EUGENE A. LUDWIG

By:		/S/ EUGENE A. LUDWIG
Name:		Eugene A. Ludwig

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Joint Filing Agreement, dated December 30, 2010, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig